

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 7, 2017

Darron M. Anderson
President and Chief Executive Officer
Ranger Energy Services, Inc.
800 Gessner Street, Suite 1000
Houston, TX 77024

> **Re:** **Ranger Energy Services, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 10, 2017**
> **CIK No. 0001699039**

Dear Mr. Anderson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please include the name(s) of the lead underwriter(s) in your next amendment. Please note that we will defer our review of any amendment that does not name the lead underwriter(s).

Industry and Market Data, page ii

3.   Please provide us with copies of any industry analysis or reports that you cite or upon which you rely, including market research reports and data prepared by Coras Oilfield Research, Spears and Associates, Qittitut Consulting and HPDI/Drillinginfo. In addition, where you cite "industry reports" as the source of a statement in your prospectus (as you do on pages 4 and 99), please specify which industry reports you are relying on.

Prospectus Summary, page 1

Our Company, page 1

4.   Please revise your disclosure to clarify the basis for your assertions that you are "one of the largest independent providers of high-specification ('high-spec') well service rigs and associated services in the United States," and "an operator of choice for the U.S. onshore exploration and production ("E&P") companies."

5.   We note that the table providing summary information regarding your rig fleet includes rigs that you expect to be delivered during the remainder of 2017 pursuant to the NOV Purchase Agreement. Please disclose here that NOV is not obligated pursuant to the NOV Purchase Agreement to deliver these rigs in 2017, and will not face penalties for delayed delivery, regardless of the length or cause of any delay. We note in this regard your related disclosure on page 24.

Industry Trends, page 3

6.   You state here that "[d]rilling and completion activity by E&P companies has increased along with increased commodity prices." Please balance this disclosure to state that your cost of services has also historically risen during periods of increasing hydrocarbon prices, and that such costs may rise faster than increases in your revenue if commodity prices rise. We note your related disclosure in the Management's Discussion and Analysis section on page 61.

7.   Please expand your disclosure here and elsewhere, as appropriate, to discuss the material provisions of your five-year take-or-pay contract with EOG Resources, Inc., including any minimum payment provisions thereunder. In addition, please tell us what consideration you have given to filing this agreement as a material contract.

Our Corporate Structure, page 6

8.   Please expand to disclose here that you will be dependent on the ability of Ranger
        LLC to make distributions to you in an amount sufficient to cover your obligations
        under the Tax Receivable Agreement. Also disclose here that you expect to make
        payments under the Tax Receivable Agreement for more than 20 to 25 years.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 60

How We Evaluate Our Operations, page 63

Rig Utilization, page 64

9.   We note that you identify rig utilization as an important indicator of your activity and
        profitability, and have disclosed the related percentages on page 58, indicating a
        decline in rig utilization, from 78% to 74%, comparing 2015 to 2016. However, you
        also disclose that rig hours increased substantially, from 22,780 hours to 68,804 hours
        comparing these same periods. Please expand your disclosure on page 64 to describe
        the events and other factors impacting the numerators and denominators utilized in
        calculating your rig utilization percentages. For example, identify any market factors
        that have impacted demand for your services, and change in rig availability.

Liquidity and Capital Resources, page 69

Contractual and Commercial Commitments, page 72

10.   We note you disclose you have acquired or will acquire an aggregate of 37 high-spec
        well service rigs during 2017 for an aggregate purchase price of approximately $42.1
        million. We further note your references to remaining amounts payable of $42.1
        million under multiple purchase agreements to acquire high-spec well service rigs,
        which purchase agreements include the NOV Purchase Agreement, in your use of
        proceeds. However, your well services equipment tabular disclosure at pages 86-87
        reflects that in 2017 you only expect to add 29 high-spec rigs pursuant to the NOV
        Purchase Agreement. Please revise your disclosure to clarify the status of the
        additional 8 high-spec rigs, including whether they have been purchased and are
        included in the 65 currently held or to be acquired.

Directors and Executive Officers, page 103

11.   You state that Darron M. Anderson "consulted for various private equity funds" after
        leaving Express Energy Services and before joining you. Please disclose the name of

any company owned or consulted for during this time period and tell us whether Mr. Anderson consulted for CSL or any affiliate of the company.

12.   Please clarify whether Dennis Douglass was employed by you or any affiliate of CSL following the acquisition of Magna.

Executive Compensation, page 108

13.   Please provide executive compensation disclosure for the fiscal year ended December 31, 2016.

Our History and Corporate Reorganization, page 109

14.   Please expand your disclosures to describe the utility/purpose of the call right and the circumstances under which you would exercise this right to acquire units directly, rather than having Ranger LLC acquire the units when exchange rights are exercised. Also describe the circumstances that will determine whether you would utilize cash or issue Class A common shares as consideration for the units of Ranger LLC.

15.   Please expand your disclosure to clarify whether payments under the Tax Receivable Agreements are limited to periods subsequent to an exchange; also whether payments will include any consideration relative to the unit holders interest in Ranger LLC prior to an exchange, incremental to the tax assets that are expected to arise based on the value of cash paid or Class A common shares issued to acquire the units.

Principal and Selling Shareholders, page 119

16.   Please update your principal and selling shareholder table to include Bayou Well Holdings Company, LLC and any other greater than 5% shareholder. In this regard, we note you disclose at page 117 that you expect Bayou Well Holdings Company, LLC to be the beneficial owner of more than five percent of the combined voting power of your Class A and Class B common stock following the Corporate Reorganization.

Unaudited Pro Forma Condensed Financial Statements, page F-2

Note 2 – Unaudited pro forma condensed balance sheet adjustments and assumptions, page F-6

17.   We note your description of adjustment (b) indicates that you intend to combine adjustments for changing status to a taxable entity and those pertaining to tax assets and liabilities arising under your Tax Receivable Agreements. Please separately

identify the amounts pertaining to each of these items and disclose the basis for computing the tax assets and liabilities under your Tax Receivable Agreements that you expect to record in connection with the offering.

Please reconfigure your computational approach as necessary to present adjustments that would comply with GAAP, and to remove disclosure indicating you would not adhere to GAAP in calculating these amounts. Please also disclose the accounting policies that you will apply under GAAP in recognizing tax assets and liabilities under your Tax Receivable Agreements when unit holders elect redemption, and in adjusting those accounts for subsequent changes in circumstances.

We understand from various disclosures that some unit holders may contribute their units in exchange for Class A shares in connection with the offering and others may elect redemption at the time of the offering. Please specify your expectations for each scenario, upon which the adjustments are based. If there is uncertainty regarding the number of units to be acquired, disclose the range of reasonably possible exchanges, and the accounting effects associated with each scenario, including the tax assets, valuation allowances and liabilities to be recorded in your financial statements.

Note 3 – Unaudited pro forma condensed statements of operations adjustments and assumptions, page F-7

18.   Please expand your disclosure pertaining to adjustment (i), to include the reasons for issuing the stock-based compensation and details regarding the number of instruments to be issued, valuation, and vesting provisions, to understand your computation of the amount. These details should clarify how the adjustment is factually supportable, directly attributable to the transaction, and expected to have a continuing impact.

Exhibits

19.   Please revise to include your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

Darron M. Anderson
Ranger Energy Services, Inc.
April 7, 2017
Page 6

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources